Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	11/03/2021

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3	08/25/2021
V7	Updated items: 10.3 and 15.7	10/08/2021
V8	Updated items: 11.1 and 11.2	11/03/2021

ITEM 11. PROJECTIONS 11.1. Projections must identify: Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management’s current expectations in relation to the Bank’s future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future events and financial trends that affect our activities. Due to these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and others alike are used to identify forward-looking statements but are not the only way to identify such statements. a) subject matter of the projection Projections are disclosed based on the Managerial Result, considering: a.1) Accumulated variation in the 12-month period: • Total loan portfolio, including financial guarantees provided and corporate securities; • Financial margin with clients; • Commissions and fees and result from insurance operations; and • Non-interest expenses. a.2) Accumulated amount in the 12-month period: • Financial margin with the market; and • Cost of credit, which includes result from loan losses, impairment, and discounts granted; a.3) Expected income and social contribution tax rate. b) projected period and the period for which the projection is valid • Projected period: Fiscal year 2021; • Period for which the projection is valid: current year or until Management states otherwise.

c) assumptions considered indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under Management control for fiscal year 2021 The guidance disclosed to the market is based on the assumptions used for the bank’s 2021 budget. The budgets for earnings results, loan operations balance and equity account balances are evaluated to ensure this alignment. The range disclosed is defined according to management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, the guidance may be revised. The guidance does not include any possible acquisitions or partnerships that may occur in the future. c.2) Assumptions beyond Management control for fiscal year 2021 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: • General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets • General economic and political conditions abroad, particularly in the countries where we operate • Disruptions and volatility in the global financial markets • Increases in compulsory deposits and reserve requirement • Changes in Government regulations and tax laws • Regulação e liquidação do nosso negócio de forma consolidada • Developments of investigations and its impact on clients and our fiscal exposure • Holders of our shares and ADRs may face difficulties to receive dividends • Failure or hacking of our security and operational infrastructure or systems • Our ability to protect personal or other data • Fiercer competition and sector consolidation • Changes in our loan portfolios and the value of our securities and derivatives • Losses associated with counterparty exposure • Our exposure to the Brazilian public debt • Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves • Efficiency of our risk management policies • Damage to our reputation • Ability of our controlling stockholder to run our business • Difficulties to integrate new or merged business • Impact of environmental and social issues • The impact of the coronavirus (Covid-19) pandemic or of other disease pandemic might adversely affect the future results of our operations and may continue to impact the market price of our securities; and • Other risk factors that are listed on item “4.1—Risk Factors” of this Reference Form

d) Guidance information Projections for fiscal year 2021 The table below presents the revised projections for the year 2021, according to material fact disclosed on August 02nd, 2021. consolidated Brazil1 total credit portfolio2 growing between 8.5% to 11.5% growing between 12.5%to 15.5% financial margin with clients growing between 2.5% to 6J% growing between 3.O%to7.O% financial margin with the market range from R$6.5 bn to R$8.0 bn rangefrom R$3.9 bn to R$5.4 bn cost of credit3 rangefrom R$19.0 bn to R$22.0 bn range from R$17.0 bn to R$20.0 bn commissions and fees and results from insurance operations4 growing between 2.5% to 6 J% growing between 2.5%to6.5% non-interest expenses range from-2.0% to 2.0% rangefrom-2.0% to 2.0% effective tax rate rangefrom 34.5% to 36J% rangefrom 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. It’s worth mentioning that the company considers, for management purposes, a cost of capital of around 13.5% per year.

11.2. If the issuer has disclosed guidance over the last three fiscal years: a) Inform which ones are being replaced by new projections and which ones are the same The indicators presented and monitored for the 2021 guidance remain unchanged compared to the ones presented in 2019 and 2018. It’s worth mentioning that, according to Material Fact disclosed on May 4th, 2020, 2020 guidance was suspended due to the lack of visibility regarding COVID-19 crises impacts. These indicators: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. b) with respect to the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2020 In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020. Projections for fiscal year 2019 Derfied Fipetted Realized Expected Portfolio’ 10.9% - 14.1% — Fuwxial Margm with Cherts 8.6% ””a 9.1% — A FiiarcH Margin withth. Mvlat R$5.6bn . R$3.8bn - carto<cmit, R$18Jbn R$ 15.5 bn A— Commissions and Fees and Results from Insurance Operations * 5.9% * 63% *** Ncn-rteret Expense 23% ™ *°* 3.0% â™¦ T -M -.A/ “®* B0% n-1 ra/ “•* MOX Effective Tax R Me 31.7% 323% J— (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Explanation for any difference in projections: Total loan portfolio: the higher-than-expected growth in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio. Financial margin with clients: the lower-than-expected consolidated growth was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected consolidated level was mainly due to a higher increase in loan portfolio in Brazil and higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. Commissions and fees and result from insurance operations: the higher-than-expected consolidated growth and in Brazil was mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected consolidated growth and in Brazil was due to the efficient cost management. Projections for fiscal year 2018 Delivered Expected Defevered Expected 40% 7.0% <0% 7.0% Totel CredM Pertfoftc’ 6.1% — 4.2% A -03% 10% -1.0% 23% FmafKial Merom with ClkeMi 2.2% 0.2% * A . 1M _JtL.._ M . neeru- RMJbn B$5 3bn R$Ubn »$4Jbn F>mn<ulMar9n<mh».MarM< R$53 bn R$4.0bn MtlObn R$1&0bn RUM bn KSU.S to CdoFCmdit RSI 4.1 bn RS 12.3 bn Comn.tuom.ndFwt.ndR.wlufram _ MM MM MM »5M . 5.5% 5.1% _ I mure nee Operations 0.5% 15% 03% 13% Noninterest Expemet 5.0% 3.3% A A HS% 353% 340% K.0% Effective TAI Rite 34.1% ( 34.7% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Explanation for any difference in projections: Financial margin with the market: the higher-than-expected consolidated growth was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activity and a fiercer competitive environment. Non-interest expenses: the higher-than-expected consolidated growth was mainly driven by the foreign exchange variation in our Latin America operations. c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced 2021 third quarter results were disclosed on November 03rd, 2021 and we kept unchanged the 2021 guidance range. The table below indicates the revised guidance for 2021 Managerial Result disclosed on August 02nd, 2021. consolidated Brazil1 previous reviewed previous reviewed ... ... â– â– 2 growing between growing between growing between growing between total credit portfolio 5.5% to9.5% 8.5%toTL5% 8.5%to125% 12.5%to15.5% financial margin With gr<™ngtet™sn maintained gromngbeb™ maintained Clients 23% to 63% maintained 3.0%to7.0% maintained financial margin with the range FKH rangefrom rangefrom rangefrom market R$4.9bntoR$6.4bn R$63bntoR$8.Obn R$3.3bntoR$4.8bn R$3.9bntoR$5.4bn 3 rangefrom rangefrom rangefrom rangefrom cost of credit R$2l3bntoR$243bn R$19.O bn to R$22.0 bn R$l9.0bntoR$22.0bn R$l7.0bntoR$20.0bn commissions and fees and results growing between growing between from insurance operations1 23% to 63% maintained 23%to63% maintained non-interest expenses -2.0%to2.0% maintained -2.0%to2.0% maintained „ .. rangefrom • _ • . rangefrom . _ . . effective tax rate 343% to 363% maintained 34.0%to36.0% maintained (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Explanation for the need of guidance revision on August 02nd, 2021: Total loan portfolio: expectation of higher portfolio growth in Brazil in retail and wholesale. The drivers for that are the strong recovery of economic activity in Brazil and the greater demand of credit products for individuals, especially mortgage, and for corporate as a consequence of capital market conditions. The guidance revision for the consolidated figures reflects the Brazilian business performance. Financial margin with the market: expectation of better result due to greater performance of our trading desk in Brazil and Latin America, the better accrual in structural positions as a result of our treasury management and the opening of the yield curve, and changes in macroeconomic conditions.

Cost of credit: the expectation of a lower cost of credit in the year is based on the best economic conditions in Brazil and good credit quality even with higher growth of the portfolio. We continuously carry out risk revaluations of our portfolio and the level of provisioning reflects the dynamics of portfolio growth and the evolution of our customers’ credit risk. The guidance revision for the consolidated figures reflects business conditions in Brazil. The guidance was unchanged for financial margin with clients, commissions and fees and result from insurance operations, non-interest expenses and effective income and social contribution tax rate.